May 24, 2011
50 Technology

Irvine, CA 92618
VIA FACSIMILE (202-772-9198) AND EDGAR
949) 788-6000
Securities and Exchange Commission
fax 949) 788-6010	Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Riedler, Division of Corporation Finance
Nandini Acharya, Division of Corporation Finance

Re: ISTA Pharmaceuticals, Inc.
Registration Statement on Form S-3
www.istavision.com	Filed May 5, 2011
File No. 333-173936
Request for Acceleration

Dear Mr. Riedler:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of ISTA Pharmaceuticals, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 p.m. Eastern Standard Time on May 25, 2011, or as soon as practicable thereafter.

The Company acknowledges that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•        the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation with this matter.

Sincerely,

/s/ Vicente Anido, Jr., Ph.D.
Vicente Anido, Jr., Ph.D.
President and Chief Executive Officer

cc:	Lauren P. Silvernail

C. Craig Carlson, Esq.

Lawrence B. Cohn, Esq.